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                                                                EXHIBIT (a)(10)




FOR:                  JOHNSTON INDUSTRIES, INC.

FROM:                 MARTIN SKALA, VP
                      NICHOLAS PATRUNO, INVESTOR RELATIONS
                      PORTER, LEVAY & ROSE, INC.
                      (212) 564-4700


COMPANY               JAMES J. MURRAY, CHIEF FINANCIAL OFFICER
CONTACT:              (706) 641-3140

                                                          FOR IMMEDIATE RELEASE


          JOHNSTON INDUSTRIES REPORTS FOURTH QUARTER/YEAR-END RESULTS

         COLUMBUS, GA, APRIL 7 Johnston Industries, Inc. (NYSE: JII), a leading domestic manufacturer of industrial, home furnishing and hospitality textiles, today announced results for the fourth quarter and fiscal year ended January 1, 2000.

         The company reported a net loss for the quarter of $1,670,000, or sixteen cents per basic and diluted share, on revenues of $67,912,000, compared with net income of $755,000, or seven cents per basic and diluted share, on revenues of $65,250,000 for the fourth quarter of 1998.

         For the year, the net loss was $8,008,000, or 75 cents per basic and diluted share, on revenues of $264,036,000, compared with a loss of $608,000, or six cents per basic and diluted share, on revenues of $283,724,000 for the prior year.

         The lower sales and corresponding reduction in operating performance in 1999 are attributable to weakness in indirect exports, principally upholstery substrates, and soft demand in many of the company's domestic upholstery and home furnishings markets.




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         Clark Ogle, president and CEO, stated, "The fourth quarter saw a resurgence in our upholstery substrates business, coupled with disappointing sales of decorative upholstery fabrics. An unacceptable amount of our Finished Fabrics sales, particularly our decorative upholstery lines, represented inventory closeouts and discounting. We believe that the causes of these closeouts and discounts have been addressed and are unlikely to recur. For example, our recently announced woven upholstery agreement with Covington Group has dramatically reduced our exposure to this sort of inventory risk. In addition, we recognized approximately $2 million of losses during the fourth quarter related to our guarantees of certain loans that former employees had under the old Employee Stock Purchase Plan."

         Ogle continued, "We reduced our borrowings under our senior credit facilities by almost $7,000,000 during the fourth quarter, our ninth straight quarter of debt reduction. From an operating income standpoint, the- fourth quarter represented the best quarter of a very disappointing year."

         Johnston Industries, Inc. manufactures and markets textile fabrics primarily for industrial and home furnishings end uses. One of Johnston's most promising product lines is the Caress(R) family of superior table linens. Johnston Industries Composite Reinforcements Inc. makes Vectorply(R) and other sophisticated non-crimp multiaxial reinforcing fabrics from fiberglass, carbon and aramid fibers used in a wide variety of applications.



This press release contains statements of a forward-looking nature regarding future events. These statements are only predictions and actual events may differ materially. Please refer to documents that Johnston files from time to time with the Securities and Exchange Commission for a discussion of certain factors that could cause actual results to differ materially from those contained in the forward-looking statements.





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JOHNSTON INDUSTRIES, INC.
FINANCIAL HIGHLIGHTS (UNAUDITED)

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

                                                 FOR THE THREE MONTHS ENDED                  FOR THE YEAR ENDED
                                                 --------------------------                  ------------------
                                                 1/1/00              1/2/99              1/1/00               1/2/99
                                                                     ------                                   ------

Net sales                                   $   67,912,000      $   65,250,000      $  264,036,000      $  283,724,000

Costs and expenses:
  Cost of sales                                 58,716,000          54,701,000         235,950.000         245,278,000
  Selling, general and administrative            7,427,000           5,970,000          26,872,000          26,718,000
  Amortization of goodwill                         155,000             161,000             628,000             632,000
  Restructuring and impairment charges                                  (3,000)                                 93,000
           Total costs and expenses             66,298,000          60,829,000         263,450,000         272,721,000
  Income from operations                         1,614,000           4,421,000             586,000          11,003,000


Other expenses (income):
  Interest expense                               2,877,000           3,279,000          12,0170,00          13,420,000
  Interest income                                  (89,000)             83,000            (572,000)           (703,000)
  Other  - net                                   2,119,000            (249,000)          2,599,000             392,000
         Total other expenses - net              4,907,000           3,113,000          14,044.000          13,109,000

Equity in earnings of equity investee              244,000             149,000             799,000             326,000

Realized and unrealized investment loss                                                    (50,000)            (19,000)

Income (loss) from continuing operations        (3,049,000)          1,457,000         (12,709,000)         (1,799,000)

(Benefit) for income taxes                      (1,379,000)            702,000          (4,701,000)         (1,191,000)

Net income (loss)                               (1,670,000)            755,000          (8,008,000)           (608,000)

Net income (loss) per common share
    - Basic and diluted:                    $         (.16)     $          .07      $         (.75)     $         (.06)

Weighted average number of common
 shares outstanding                             10,722,000          10,722,000          10,722,000          10,722,000
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2000